Exhibit 4.2

EXECUTION VERSION

Indenture Supplement for Joinder of Guarantors

This Supplemental Indenture (this “Supplemental Indenture”) is entered into as of November 5, 2010 by and among Viking Acquisition Inc., a Delaware corporation (the “Issuer”), the Guarantors listed on Schedule I hereto (the “Guarantors”) and Wells Fargo Bank, National Association (the “Trustee”), as Trustee under the Indenture referred to below.

WITNESSETH:

WHEREAS, the Issuer and the Trustee entered into that certain Indenture dated as of November 5, 2010 (the “Indenture”) and the Issuer issued pursuant to the Indenture an aggregate principal amount of $275.0 million of 9 1/4% Senior Notes due 2018 (the “Notes”);

WHEREAS, the Indenture provides that the Issuer is required to cause each Wholly-Owned Subsidiary that is a Restricted Subsidiary that guarantees Indebtedness to unconditionally Guarantee, on a joint and several basis with the other Guarantors, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior unsecured basis and all other obligations under the Indenture;

WHEREAS, Section 9.1 of the Indenture provides that the Issuer, the Guarantors and the Trustee may, without the consent of the Holders of Notes, enter into a supplemental indenture for the purposes of evidencing the succession of another Person to the Issuer;

WHEREAS, the Indenture provides that under certain circumstances the New Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and

WHEREAS, each of the Issuer and the Guarantors have been authorized by or pursuant to a Board Resolution (or equivalent authorization) to enter into this Supplemental Indenture; and

WHEREAS, all acts, conditions, proceedings and requirements necessary to make this Supplemental Indenture a valid, binding and legal agreement enforceable in accordance with its terms for the purposes expressed herein, in accordance with its terms, have been duly done and performed.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, the Issuer, the Guarantors and the Trustee hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Capitalized terms used in this Supplemental Indenture and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

ARTICLE II

REPRESENTATIONS OF ISSUER AND SUCCESSOR

SECTION 2.1 Each of the Issuer and the Guarantors represents and warrants to the Trustee as follows:

(i)    It is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(ii)   The execution, delivery and performance by it of this Supplemental Indenture have been authorized and approved by all necessary corporate or limited liability company action on its part.

ARTICLE III

AGREEMENTS TO BE BOUND

SECTION 3.1 The Guarantors hereby become parties to the Indenture as a Guarantor and as such shall have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The Guarantors agree to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 3.2 Each Guarantor agrees, on a joint and several basis with all the other Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior unsecured basis.

SECTION 3.3 In accordance with Section 4.1 of the Indenture, each Guarantor hereby confirms that its Guarantee shall apply to Successor’s obligation under the Indenture and the Notes.

ARTICLE IV

MISCELLANEOUS

SECTION 4.1 Notices. All notices and other communications to the Guarantors shall be given as provided in the Indenture to the Guarantors, at the addresses set forth in the Indenture, with a copy to the Issuer as provided in the Indenture for notices to the Issuer.

SECTION 4.1 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

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SECTION 4.3 Effectiveness. This Supplemental Indenture shall become effective as of the Issue Date.

SECTION 4.4 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 4.5 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 4.6 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 4.7 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 4.8 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

VIKING ACQUISITION INC.

By	/s/ David Lundstedt
Name:	David Lundstedt
Title:	President and Chief Executive Officer

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Jayne E. Sillman
Name:	Jayne E. Sillman
Title:	Vice President

EACH OF THE GUARANTORS
LISTED ON EXHIBIT 1 HERETO

By	/s/ David Lundstedt
Name:	David Lundstedt
Title:	President and Chief Executive Officer

EXHIBIT 1

Guarantors

Entity	Jurisdiction
The Armor All/STP Products Company	Delaware
STP Products Manufacturing Company	Delaware
The Viking Products Marketing Inc.	Delaware
AA Group (U.S.) — A LLC	Delaware
AA Group (U.S.) — B LLC	Delaware